DLA PIPER RUDNICK GRAY CARY US LLP
                                          2000 University Avenue
                                          East Palo Alto, California  94303-2215
                                          O 650.833.2459
                                          F 650.833.2001
                                          W www.dlapiper.com

March 31, 2006                               OUR FILE NO. 337946-900000

Via Facsimile, UPS and EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Mail Stop 6010
Washington, DC 20549

Re:  Abaxis, Inc.
     Form 10-K for Fiscal Year Ended March 31, 2005
     Filed June 14, 2005
     File No. 000-19720

Dear Mr. Rosenberg:

We are writing on behalf of our client, Abaxis, Inc. (the "Company"), in response to the comment letter from the Staff of the Securities and Exchange Commission (the "SEC") dated January 27, 2006, with respect to the Company's Form 10-K for the fiscal year ended March 31, 2005. The italicized paragraphs below restate the numbered paragraphs in the Staff's comment letter, and the discussion set out below each such paragraph is the Company's response to the Staff's comments.

Form 10-K for the fiscal year ended March 31, 2005
--------------------------------------------------

Item 7. Management's Discussion and Analysis of Financial Condition and Results
--------------------------------------------------------------------------------
of Operations, page 16
----------------------

Critical Accounting Policies, page 24
-------------------------------------

1. We note that the company reiterated the policy note included in the financial statements. Please note that Critical Accounting Polices should supplement, not duplicate, the accounting policies disclosed in the notes to the financial statements. Please provide us in a disclosure-type format the company's analysis of the judgments and uncertainties involved in applying these accounting principles at a given time, the potential impact on your financial statements of the variability that is reasonably likely to result from their application over time.

     Such disclosures explaining the likelihood that any materially different amounts would be reported under different conditions, using different assumptions is consistent with the objective of Management's Discussion and Analysis. See Release 33-8350.

Mr. Jim B. Rosenberg
March 31, 2006
Page Two

The Company acknowledges the Staff's guidance regarding the presentation of its Critical Accounting Policies. Accordingly, commencing with the Company's next periodic filing with the SEC, which will be the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2006, the Company will include the following expanded Critical Accounting Policies disclosure:

     Critical Accounting Policies
     ----------------------------

     Our financial statements were prepared in accordance with the accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, revenues and expenses during the reporting period. On an on-going basis, we evaluate our estimates and the sensitivity of these estimates to deviations in the assumptions used in making them. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. However, there can be no assurance that our actual results will not differ from these estimates.

     We have identified the policies below as critical because they are not only important to understanding our financial condition and results of operations, but also because application and interpretation of these policies requires both judgment and estimates of matters that are inherently uncertain and unknown. As a result, actual results may differ materially from our estimates. The impact and any associated risks related to these policies on our business operations are discussed below. For a more detailed discussion on the application of these and other accounting policies, see the Notes to Financial Statements included in this Annual Report on Form 10-K.

     Revenue Recognition

     Our primary customers are distributors and direct customers in both the veterinary and medical markets. Revenues from product sales, net of estimated sales allowances and rebates, are recognized when (i) evidence of an arrangement exists, (ii) upon shipment of the products to the customer,
     (iii) the sales price is fixed and determinable and (iv) collection of the resulting receivable is reasonably assured. Rights of return are not provided.

     We recognize revenue associated with extended maintenance agreements ratably over the life of the contract. Amounts collected in advance of revenue recognition are recorded as a current or long-term liability based on the time from the balance sheet date to the future date of revenue recognition.

     We provide incentives in the form of free goods or extended maintenance agreements to customers in connection with the sale of our instruments. Revenue from such sales is allocated separately to the instruments and free goods based on the relative fair value of each element. Revenue allocated to free goods is deferred until the goods are shipped to the customer. The deferred revenue related to the extended maintenance agreements is recognized ratably over the maintenance period.

Mr. Jim B. Rosenberg
March 31, 2006
Page Three

     We offer trade-in programs from time to time in which we will either provide incentives in the form of free goods to customers for purchasing our instruments or reduce the sales price of the instrument. The incentives in the form of free goods are recorded according to the policies described above.

     We offer customer programs or other incentive offerings from time to time. We offer cash rebates to customers who purchase instruments during the promotional period. The cash rebate is recorded as a reduction to gross revenues. We also offer distributor pricing rebates to distributors upon meeting the sales volume requirements during the qualifying period. The distributor pricing rebate is recorded as a reduction to gross revenues during the period that the sales volume requirements are met by the distributor.

     We make estimates to adjust revenues for sales allowances, which include the credit that we issue to customers for defective reagent discs. We also establish, upon shipment of our products to distributors, a provision for potentially defective reagent discs, based on historical experience. Additional provisions and allowances may be required, resulting in decreased revenues, should we experience an increase of defective products. In the future, the actual defective reagent discs may exceed our estimates, which could adversely affect our operating income.

     Allowance for Doubtful Accounts

     We maintain allowance for doubtful accounts based on our assessment of the collectibility of amounts owed us by customers. In determining the amount of the allowance, we make judgments about the creditworthiness of customers which is mostly determined by the customer's payment history and the outstanding period of accounts. We specifically identify amounts that we believe to be uncollectible and the allowance for doubtful accounts is adjusted accordingly. An additional allowance is recorded based on certain percentages of our aged receivables, which are determined based on historical experience and our assessment of the general financial condition of our customer base. If our actual collections experience changes, revisions to our allowances may be required, which could adversely affect our operating income.

     Warranty Reserves

     We provide provisions at the time the related revenue is recognized for the estimated future costs to be incurred under our standard warranty obligations of one to two years on our instruments. While we engage in product quality programs and processes, including monitoring and evaluating the quality of our suppliers, our warranty obligation is affected by product failure rates, material usage and freight incurred in repairing the instrument after failure.

Mr. Jim B. Rosenberg
March 31, 2006
Page Four

     We analyze the adequacy of the ending accrual balance each quarter. We maintain a reserve for the related warranty expenses based on historical experience of similar products. The determination of such allowances requires us to make estimates of the expected costs to repair or replace the instruments under warranty. If actual repair costs differ significantly from our estimates, adjustments to cost of product sales may be required.

     Inventories

     We state inventories at the lower of cost or market, cost being determined using standard costs which approximates the first-in, first-out (FIFO) method. Inventories include material, labor and overhead. We establish provisions for excess, obsolete and unusable inventories after evaluation of future demand and market conditions. If future demand or actual market conditions are less favorable than those estimated by management or if a significant amount of the material were to become unusable, additional inventory write-downs may be required, which would have a negative effect on our operating income.

     Valuation of Long-lived Assets

     The carrying value of our long-lived assets is reviewed for impairment whenever events or changes in circumstances indicate that an asset may not be recoverable. We look to current and future profitability, as well as current and future undiscounted cash flows, excluding financing costs, as primary indicators of recoverability. An impairment loss would be recognized when the sum of the undiscounted future net cash flows expected to result from the use of the asset and its eventual disposal is less than the carrying amount. If impairment is determined to exist, any related impairment loss is calculated based on fair value.

     Income Taxes

     We account for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts to be recovered.

     As of March 31, 2005, we had net deferred tax assets of $19,709,000 primarily resulting from net operating loss carryforwards ("NOLs"), which consist of $43,373,000 of federal NOLs that expire at various dates from fiscal years 2006 through 2021, and $6,677,000 of California NOLs that expire at various dates from fiscal years 2006 through 2011.

Mr. Jim B. Rosenberg
March 31, 2006
Page Five

     At March 31, 2005, the Company maintained a valuation allowance of $678,000 relating to federal research and development tax credits which expire in fiscal years 2006 through 2008. In evaluating our ability to recover our deferred tax assets, in full or in part, we consider all available positive and negative evidence including our past operating results and our forecasts of future taxable income and utilization of research and development tax credits. Statutory limitations and short expiration periods represented sufficient negative evidence to require a valuation allowance. We will continue to evaluate our deferred tax assets in the future to determine whether a deferred tax asset valuation allowance is required at some future point.

2. Your disclosures related to estimates of items that reduce gross revenue such as sales allowances, customer rebates and other discounts could be improved. Please provide us the following in disclosure-type format:

     o    The nature and amount of each accrual at the balance sheet date.
     o The factors that you consider in estimating each accrual such as levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and others as applicable.
     o A roll forward of the liability for each estimate for each period presented showing the following:
          o    Beginning balance,
          o    Current provision related to sales made in current period,
          o    Current provision related to sales made in prior periods,
          o Actual returns or credits in current period related to sales made in current period,
          o Actual returns or credits in current period related to sales made in prior periods, and
          o    Ending balance.
     o A discussion of results of operations for the period to period revenue comparisons including the amount of and reason for fluctuations for each type of reduction of gross revenue (i.e. charge backs, customer rebates and other discounts and allowances) including the effect that changes in your estimates had on your revenues and operations.

As discussed under the Company's proposed Critical Accounting Policies insert for its fiscal year 2006 Form 10-K, under Revenue Recognition, the types of adjustments that effect gross revenue are listed in the table below for the most recent completed period and the last three fiscal years. The table below is presented in this response letter to facilitate the Staff's review only. However, in the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2006, under Critical Accounting Policies, the Company will include a discussion of adjustments to gross revenues in disclosure-type format.

Mr. Jim B. Rosenberg
March 31, 2006
Page Six

                                  NINE MONTHS ENDED      YEAR ENDED         YEAR ENDED         YEAR ENDED
                                  DECEMBER 31, 2005    MARCH 31, 2005     MARCH 31, 2004     MARCH 31, 2003
                                 ------------------   ----------------   ----------------   ----------------
Gross revenues                   $       50,781,000   $     54,628,000   $     47,913,000   $     35,631,000
Adjustments:
Distributor Rebates                        (687,000)          (549,000)                 -                  -
Customer Rebates                           (578,000)                 -              5,000              1,000
Incentives in the Form of
Free Goods                                  116,000           (624,000)          (462,000)          (355,000)
Sales Allowance for
Defective Reagent Discs                    (456,000)          (578,000)          (513,000)          (445,000)
Sales Allowance for
Potentially Defective
Reagent Discs                                11,000            (37,000)            16,000            (11,000)
Other Returns and
Allowances                                  (57,000)           (82,000)           (85,000)           (41,000)
                                 ------------------   ----------------   ----------------   ----------------
Total revenues                   $       49,130,000   $     52,758,000   $     46,874,000   $     34,780,000
                                 ==================   ================   ================   ================

Distributor and Customer Rebates:

The Company will include the following disclosure related to distributor and customer rebate accruals in its Annual Report on Form 10-K for the fiscal year ended March 31, 2006:

     The Company offers distributor pricing rebates to distributors upon meeting the sales volume requirements during the qualifying period. The distributor pricing rebate program started in fiscal 2005 and continued in fiscal 2006. The program is offered to distributors, primarily in the United States veterinary market, upon meeting the sales volume requirements of reagent discs during the qualifying period. Factors used in the rebate calculations include the identification of products sold subject to a rebate during the qualifying period and which rebate percentage applies. Based on these factors and using historical trends, adjusted for current changes, the Company estimates the amount of the rebate that will be paid and records the liability as a reduction of gross revenues when the Company records the sale of the product. Settlement of the rebate accruals from the date of sale ranges from one to six months after sale. At March 31, 2005, 2004 and 2003, the accrual balance related to distributor pricing rebates were $177,000, $0 and $0, respectively. At December 31, 2005, the accrual balance related to distributor pricing rebates was $268,000. The increase in the rebate accrual at December 31, 2005, as compared to March 31, 2005, was due to the increase in volume purchases by distributors during the quarter ended December 31, 2005.

     Rebate programs offered to customers vary from period to period. Generally, the customer rebate program relates to the sale of certain products or instruments during a specified promotional period. There were no customer rebate programs offered in fiscal 2005.

Mr. Jim B. Rosenberg
March 31, 2006
Page Seven

     During fiscal 2006, the customer rebate program was in effect during the quarter ended June 30, 2005 and December 31, 2005. As part of the rebate program, the customer receives a cash rebate upon purchasing certain veterinary instruments in the United States market during the promotional period. Factors used in the rebate calculations include the identification of instruments sold subject to a rebate during the qualifying period and the estimated lag time between the sale and payment of a rebate. The Company estimates the amount of the rebate that will be paid and records the liability as a reduction of gross revenues when the Company records the sale of the product. Settlement of the rebate accruals from the date of sale ranges from one to six months after sale. At March 31, 2005, 2004 and 2003, the accrual balance related to customer rebates were $0, $0 and $5,000, respectively. At December 31, 2005, the accrual balance related to customer rebates was $278,000. The increase in the rebate accrual at December 31, 2005, as compared to March 31, 2005, was due to the marketing promotions offered during the quarter ended December 31, 2005. Prior to fiscal 2006, the customer rebate program was not significant in the determination of operating income.

The following table is an analysis of the roll forward activities for the distributor and customer rebate accruals, which will be disclosed under Critical Accounting Policies in the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2006, and thereafter on an ongoing basis. The current versus a prior year activity was not reported separately as the amounts related to sales made in prior periods were not significant.

                                    Distributor     Customer
                                     Rebates        Rebates
                                    ----------    -----------
   Balance at April 1, 2002         $         -   $    53,000
   Provisions                                 -        (1,000)
   Payments                                   -       (47,000)
                                    ----------    -----------
   Balance at March 31, 2003                  -         5,000
   Provisions                                 -        (5,000)
   Payments                                   -             -
                                    ----------    -----------
   Balance at March 31, 2004                  -             -
   Provisions                           549,000             -
   Payments                            (372,000)            -
                                    ----------    -----------
   Balance at March 31, 2005            177,000             -
   Provisions                           687,000       578,000
   Payments                            (596,000)     (300,000)
                                    ----------    -----------
   Balance at December 31, 2005     $   268,000   $   278,000
                                    ==========    ===========

Mr. Jim B. Rosenberg
March 31, 2006
Page Eight

Incentives in the Form of Free Goods:

The Company will include the following disclosure related to deferred revenue from incentives in the form of free goods provided to customers in connection with an instrument sale in its Annual Report on Form 10-K for the fiscal year ended March 31, 2006 under Critical Accounting Policies:

     Incentives in the form of free goods are provided to customers in connection with an instrument sale. Revenue from such sales is allocated separately to the instruments and free goods based on the relative fair value of each element. Revenue allocated to free goods is deferred until the goods are shipped to the customer, which is then recorded as an increase in revenues. The fluctuation is due to the types of customer incentives programs offered during the period and also on when the free goods are shipped to the customer. At March 31, 2005, 2004 and 2003, the deferred revenue balances were $514,000, $0 and $0 respectively. At December 31, 2005, the deferred revenue balance was $275,000.

Sales Allowance for Defective Reagent Discs and for Potentially Defective Reagent Discs

In the Company's Form 10-K for the fiscal year ended March 31, 2005, under
Schedule II - Valuation and Qualifying Accounts and Reserves, the roll forward activity for allowance for doubtful accounts and sales allowances were disclosed in aggregate totals in one table for each of the last three fiscal years. To address the Staff's comment for expanded disclosure, separate roll forwards for doubtful accounts and sales allowances for the fiscal year ended March 31, 2005, 2004 and 2003 are presented in the following table and will be disclosed under
Schedule II - Valuation and Qualifying Accounts and Reserves in the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2006.

Mr. Jim B. Rosenberg
March 31, 2006
Page Nine

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

The following table is the roll forward for Reserve for Doubtful Accounts and Sales Allowances as reported on the Form 10-K for the fiscal year ended March 31, 2005:

                                  BALANCE AT      ADDITIONS
                                 BEGINNING OF    CHARGED TO      DEDUCTIONS     BALANCE AT
DESCRIPTION                          YEAR         EXPENSES     FROM RESERVES   END OF YEAR
------------------------------   ------------   ------------   -------------   -----------
Reserve for Doubtful Accounts
 & Sales Allowances
Year ended March 31, 2005        $    257,000   $    617,000   $     392,000   $    482,000
Year ended March 31, 2004             267,000        586,000         596,000        257,000
Year ended March 31, 2003             244,000        422,000         399,000        267,000

The following table is a detailed analysis of the Reserve for Doubtful Accounts and Sales Allowances [for Defective Reagent Discs] to address the Staff's comment on expanded disclosure.

                                  BALANCE AT      ADDITIONS
                                 BEGINNING OF    CHARGED TO      DEDUCTIONS     BALANCE AT
DESCRIPTION                          YEAR         EXPENSES     FROM RESERVES   END OF YEAR
------------------------------   ------------   ------------   -------------   -----------
Year ended March 31, 2005:
--------------------------
Reserve for Doubtful Accounts    $    175,000   $     39,000   $      10,000   $    204,000
Reserve for Sales Allowances           82,000        578,000         382,000        278,000
                                 ------------   ------------   -------------   ------------
Total Reserve for Doubtful
 Accounts & Sales Allowances     $    257,000   $    617,000   $     392,000   $    482,000
                                 ============   ============   =============   ============
Year ended March 31, 2004:
--------------------------
Reserve for Doubtful Accounts    $    141,000   $     73,000   $      39,000   $    175,000
Reserve for Sales Allowances          126,000        513,000         557,000         82,000
                                 ------------   ------------   -------------   ------------
Total Reserve for Doubtful
 Accounts & Sales Allowances     $    267,000   $    586,000   $     596,000   $    257,000
                                 ============   ============   =============   ============
Year ended March 31, 2003:
--------------------------

Reserve for Doubtful Accounts    $    173,000   $    (23,000)  $       9,000   $    141,000
Reserve for Sales Allowances           71,000        445,000         390,000        126,000
                                 ------------   ------------   -------------   ------------
Total Reserve for Doubtful
 Accounts & Sales Allowances     $    244,000   $    422,000   $     399,000   $    267,000
                                 ============   ============   =============   ============

For the Staff's edification, the following is an explanation of the sales allowances for defective reagent discs:

(i) The ending accrual balance represents the credits due to customers or distributors for defective reagent discs that have been reported to the Company during the current period.

(ii) The "Additions Charged to Expenses" represent the provision related to sales in both the current and prior period. The information required to determine if a sale was made during a current versus a prior period activity is limited due to various constraints, which include (1) the customer is not required to present an original invoice nor is the defective product required to be returned and (2) the customer may purchase the reagents discs through a distributor.

Mr. Jim B. Rosenberg
March 31, 2006
Page Ten

(iii) The "Deductions from Reserves" represent (1) the credit issued to the customer or distributor and (2) the replacement product shipped directly to the customer or distributor. As discussed above, due to various constraints, the current versus a prior year activity is not reported separately.

Additionally, the Company estimates a provision for potentially defective reagent discs. To determine the liability for potentially defective reagent discs shipped to distributors during the current period, the Company uses internal data available to estimate both the level of inventory in the distribution channel, the lag time for customers to report defective reagent discs and the historical experience of defective reagent discs.

The information related to sales allowances and accruals for potentially defective reagent discs will be presented in disclosure-type format in the Company's upcoming Annual Report on Form 10-K for the fiscal year ended March 31, 2006 as follows:

     Sales and Other Allowances

     The Company maintains sales allowances for defective reagent discs. In addition, the Company provides for the potentially defective reagent discs shipped to distributors during the current period using internal data available to estimate both the level of inventory in the distribution channel, the lag time for customers to report defective reagent discs and the historical experience of defective reagent discs. The fluctuation in the sales allowance for defective reagent discs from year to year is based on the failure rate of reagent discs and the increase in the sale of our reagent discs. The balances related to sales allowance for defective reagent discs at March 31, 2005, 2004 and 2003 were $278,000, $82,000 and
     $126,000, respectively. At December 31, 2005, the balance related to sales allowance for defective reagent discs was $230,000. The accrual for potentially defective reagent discs at March 31, 2005, 2004 and 2003 were $110,000, $73,000 and $89,000, respectively. At December 31, 2005, the accrual for potentially defective reagent discs was $99,000. Changes in our estimates for accruals related to credits for defective reagent discs have not been material to operating income.

     o    The major terms of material arrangements/agreements.

Our distribution agreements do not provide for a right of return or include any other material terms that would negatively impact gross revenues. The major terms of these arrangements with distributors are summarized under Revenue Recognition included as part of our proposed Critical Accounting Policies disclosure, which is recited above in response to comment number one.

Mr. Jim B. Rosenberg
March 31, 2006
Page Eleven

Financial Statements, page 37
-----------------------------

Notes to Consolidated Financial Statements, page 43
---------------------------------------------------

Organization and Summary of Significant Accounting Policies, page 43
--------------------------------------------------------------------

Revenue Recognition, page 44
----------------------------

3. It appears that you treat the sales under cross-distribution agreements in a manner that is similar to a consignment sale. Please explain to us the specific factors that led you to determine that these sales should be treated in this manner.

Instrument revenues under cross-distribution agreements refers to sales that the Company recognized under its agreement with MELET SCHLOESING Laboratoires ("MELET"). Other than its agreement with MELET, the Company does not currently have this type of agreement with any other distributor.

From March 1999 to April 2004, the Company operated under an original equipment manufacturing (OEM) and distribution agreement with MELET under which the Company marketed and sold the MELET hematology instrument and reagents and MELET marketed and sold the VetScan and Piccolo products. The Company marketed the MELET hematology instrument as the VetScan(R) HMT in the veterinary market.

The instrument sales to MELET were not recognized by the Company until the instruments were sold by MELET to the end user. Total revenue recorded from Melet in fiscal 2004 and 2003 were $758,000 and $695,000, respectively. The last sale recognized under the MELET cross-distribution agreement was in February 2004 in an amount of $84,000.

Instrument revenue recognized under this cross-distribution arrangement were based upon meeting four criteria:

(i)  Evidence of an arrangement exists.

In March 1999, the Company signed a cross-distribution agreement with Melet. The agreement was filed with the SEC on Form 10-K/A in December 2002 as Exhibit
10.34. Shipments of the products were delivered to the distributor when the purchasing party submitted a purchase order specifying the quantity of each product ordered.

(ii) Upon shipment of the products to the customer.

The products are delivered to the distributor based on the terms of the sale as "FOB destination" when the distributor has taken title and assumed the risks and rewards of ownership of the products specified in the customer's purchase order or sales agreement.

Mr. Jim B. Rosenberg
March 31, 2006
Page Twelve

(iii) The sales price is fixed and determinable.

In March 1999, the Company signed a cross-distribution agreement with Melet, which included a listing of Abaxis products and price list. Purchase orders specifying the quantity of each product ordered were submitted to the Company by Melet.

(iv) Collection of the resulting receivable is reasonably assured.

Under the Company's policy, rights of returns are not granted and accordingly, the Company does not provide a reserve for returns during the period of the instrument sale. However, the Company acknowledges that due to the competitive market and the complex nature of the business relationship with Melet, there may be circumstances when returns may be permitted. Based on this, the Company deferred the recognition of the instrument revenue until the sale to the end user by Melet. The Company believes that the sale to the end user is when the collection of the resulting receivable from Melet is reasonably assured.

Item 9A. Controls and Procedures, page 55
-----------------------------------------

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures,
-----------------------------------------------------------------------------
page 55
-------

4. Please explain to us why you were able to conclude that your controls "are effective" when "Management's Report on Internal Control Over Financial Reporting" concluded that you "did not maintain effective controls."

As indicated in SEC Release No. 33-8238, Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, although the concepts of internal control over financial reporting and disclosure controls and procedures overlap, there are some elements of internal control over financial reporting that are not subsumed within the definition of disclosure controls and procedures. Disclosure controls and procedures mean controls and procedures of a company that are designed to ensure that information required to be disclosed by the company in the reports that it files or submits under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. The definition further states that disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that the information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Whereas, internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and Chief Financial Officer and effected by the board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

Mr. Jim B. Rosenberg
March 31, 2006
Page Thirteen

In our fiscal 2005 annual report we identified a material weakness within our internal control over financial reporting because the Company did not maintain effective controls over the determination and reporting of the provision for income taxes. Our plan to remediate this internal control weakness was to, among other things, increase internal and external resources to provide the means and expertise necessary to properly determine and report our income tax provision.

Despite our finding of this material weakness in internal control over financial reporting, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective, based on an evaluation carried out prior to the filing date. This conclusion was based on our understanding of Rule 13a-15(e) under the Exchange Act, and facts that we believe to be relevant as of the evaluation date, including the following:

     o Our written disclosure policies and procedures, and the role of our executive management in coordinating our disclosure process;

     o Our clear system of allocating responsibility for verifying different aspects of our disclosure to the appropriate officers and employees in charge of various businesses and functions within our Company;

     o Our system of written checklists for assessing the completeness of the financial statement in our annual and quarterly reports; and

     o Our procedures for maintaining detailed working papers to support the disclosure in each note to our financial statements.

The internal control weakness we identified in our 2005 annual report related to management's lack of experience and expertise in a particular area of the literature comprising U.S. GAAP, and not to a material weakness in recording, summarizing processing or reporting information as identified by Rule 13a-15(e) of the Exchange Act. Because this lack of internal expertise in a substantive area of U.S. GAAP was addressed through engagement of external advisors and the continuing training and development of our internal resources, as of March 31, 2005, it did not impact our ability to record, summarize, process or report information within the time periods specified in the SEC's rules and forms.

                                      * * *

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned at (650) 833-2459 or John Saia at (650) 833-2444. Thank you very much for your assistance.

Very truly yours,

DLA Piper Rudnick Gray Cary US LLP

Andrew D. Zeif
andrew.zeif@dlapiper.com

cc:  Ibolya Ignat, Securities and Exchange Commission
     Jim Atkinson, Securities and Exchange Commission
     Alberto Santa Ines, Abaxis, Inc.